 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 18, 2010

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

(formerly Petrobras Energía S.A.)

Consolidated Financial Statements and Summary of Events

as of June 30, 2010

Consolidated Financial Statements and Summary of Events

as of June 30, 2010

Summary of Events

Macroeconomic overview

Analysis of consolidated result of operations

Summarized balance sheet and income statement structure

Statistical data

Progress regarding Compliance with (IFRS) Implementation Plan

Listed Price of the Company’s Shares

Outlook

Consolidated Statements

Consolidated Statements of Income

Consolidated Balance Sheets

Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Other consolidated information

Independent Accountants’ Review Report

MACROECONOMIC OVERVIEW – 2010 SECOND QUARTER

International Context

Within the international context, the second quarter of 2010 was marked by the deepening of the crisis in Europe, with many countries exhibiting an excessively high sovereign debt level, high concentration of maturities and significant fiscal deficit. Governments’ reaction included significant budget cuts, the creation of a €440 billion fund (European Financial Stability Facility), the purchase of bonds by the European Central Bank and higher liquidity levels. Uncertainty over the fiscal sustainability of several countries then moved to the banking system, where the stress tests performed had mostly positive results. Within this context, the Euro showed a significant drop against the US dollar.

In spite of the problems in Europe, the global economy as a whole maintained its recovery pace, leaving the 2009 recession behind, with emerging economies exhibiting a good growth pace and the United States and Japan showing moderate growth rates.

Oil

The second quarter of 2010 evidenced sustained oil prices, in a period with unusually low volatility continuing the trend exhibited at the beginning of the year. West Texas Intermediate (WTI) reference crude oil averaged US$77.8 per barrel, virtually unchanged compared to the first quarter. The brake on commodity prices started to be evident with the first signs of the fiscal crisis in the eurozone countries. In this way, improved growth prospects in the United States and the good performance of emerging economies came across a difficult scenario in Europe resulting in a kind of temporary cap on oil prices.

Demand rose 1.14 million barrels/day (1.4%), the third consecutive yoy rise, though moderate compared to one of the quarters most adversely affected by the crisis. Most regions of the world contributed to this increase, with developing countries having the highest contribution to growth (0.67 million barrels/day; +2.6% yoy) and with the rise in Middle East, South Asian and Latin American countries standing out.

Supply rose 2.51 million barrels/day (3%), also the third consecutive yoy rise, with a growth pace above demand growth. The OPEC added supply of 1.17 million barrels (including 0.49 million barrels of non-conventional oil), accounting for 47% of the global rise. Non-OPEC producing countries, accounting for the remaining 53% (1.34 million barrels/day, 2.6% yoy), showed mostly upward trends, with North American, Latin American and former URSS countries standing out, compared to the structural drop in the North Sea.

Argentina

In the second quarter of 2010, the Argentine economy maintained a high growth pace, supported by a significant expansion of the industrial activity and a bountiful soybean harvest. Foreign trade exhibited again a significant reduction in trade surplus since the strong growth in imports was higher than the rise in exports.

The Argentine government swapped defaulted debt (government bonds that were held out of the 2005 restructuring) and achieved an over 65% level of adhesion. Country risk continued to fluctuate between 600 and 800 basis points. The Argentine Central Bank increased foreign exchange purchases, with reserves reaching about US$50 billion by the end of the quarter. Within this context, the exchange rate depreciated 6 cents and reached P$3.93 per US dollar by the end of June.

Domestic oil and gas production maintained the downward trend of last months (about 3% for crude oil and slightly over 4% for gas). Fuel demand continued to show high growth rates, boosted by the rise in the activity level. Diesel oil and gasoline sales rose 5% and 8%, respectively, in year to May. In addition, electric power demand increased 4% yoy during the second quarter while the rise was 5% year-to-date.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

In accordance with the procedures set forth in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies over which it exercises direct or indirect control and joint control. Joint control exists where all shareholders or shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. As of June 30, 2010 and 2009, Petrobras Argentina exercises joint control over Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“CIESA”).

In the consolidation of controlled companies, the amount of the investment in the controlled company and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of the controlled company, reflecting separately the minority interests of third parties in the controlled companies. Receivables, payables and transactions among members of the consolidated group are eliminated in the consolidation. Intercompany gains (losses) from transactions within the consolidated group are completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by the Company’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows, based on our equity interest in those companies. Receivables, payables and transactions among members of the consolidated group and the companies under joint control are eliminated in the consolidation on a pro rata basis pursuant to our equity interest in those companies.

In order to evaluate business performance, our Management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. Accordingly, and in line with the Management’s view, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA and Distrilec, and, therefore, is not directly comparable to the corresponding financial data reported in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended June 30, 2010 and 2009, under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in Earnings of Affiliates.

(in million pesos)

Net income: Net income was P$203 million in 2010 quarter and P$969 million in the same period of previous year.

Net sales: Net sales increased P$870 million to P$3,194 million from P$2,324 million in 2009 quarter. This rise is mainly attributable to an improvement in the prices for oil, refined products and petrochemicals. Sales for the Refining and Distribution, Petrochemicals, Gas and Energy and Oil and Gas Exploration and Production business segments rose P$546 million, P$217 million, P$195 million and P$81 million, respectively. Conversely, eliminations of intercompany sales increased P$169 million.

Gross profit: Gross profit for 2010 quarter increased P$255 million to P$812 million from P$557 million. Gross profit for the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy business segments rose P$90 million, P$70 million, P$50 million and P$34 million, respectively.

Administrative and selling expenses: Administrative and selling expenses rose P$48 million to P$353 million from P$305 million in 2009 quarter, mainly due to higher selling expenses in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses, net: Other operating expenses, net accounted for P$37 million and P$30 million losses in 2010 and 2009, respectively, mainly attributable to higher expenses in the Oil and Gas Exploration and Production business segment.

Operating income: Operating income increased P$163 million to P$357 million in 2010 quarter from P$194 million in 2009 quarter, mainly due to improvements of P$55 million, P$47 million and P$44 million in the Petrochemicals, Refining and Distribution and Oil and Gas Exploration and Production business segments, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for P$4 million and P$28 million gains in 2010 and 2009 quarters, respectively. Lower gains in the period under review are primarily attributable to CIESA and Distrilec, which accounted for P$25 million and P$3 million losses in 2010 and 2009 quarters, respectively.

Financial expenses and holding losses: Financial expenses and holding losses accounted for P$83 million and P$33 million in 2010 and 2009 quarters, respectively. This increase is mainly attributable to:

A P$46 million reduction in exchange gains, to P$13 million in 2010 from P$59 million in 2009, primarily attributable to the combined effect of the lower depreciation of the Argentine peso against the US dollar in 2010 quarter (1.3% and 1.9%, respectively) and the strong appreciation of the real in 2009 quarter.

A P$50 million gain in 2009 quarter derived from the change in the expectations relating to the use of the minimum presumed income tax credit.

Reduced losses of P$59 million from holding of inventories as a consequence of the erratic behavior of commodity prices which accounted for a gain of P$10 million in the period under review compared to a loss of P$49 million in 2009, period that was adversely affected by the drop in prices as a result of the global crisis.

A P$11 million decrease in net interest expense, to P$87 million from P$98 million, attributable to a lower level of indebtedness.

Other (expenses) income, net: Other (expenses) income, net include a loss of P$8 million in 2010 quarter compared to a gain of P$1,584 million in 2009 quarter. The gain in 2009 quarter is basically attributable to the sale of the 60% equity interest in PVIE in April 2009. This transaction resulted in the recognition of an income before income tax of P$1,591 million.

Income tax: Income tax charge reflects P$68 million and P$806 million losses in 2010 and 2009 quarters, respectively. Higher tax charge in 2009 quarter was attributable to the income tax effect on the sale of the equity interest in PVIE.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$44 million to P$134 million from P$90 million in the same period of 2009.

Operating income for this business segment is broken down as follows:

(in million pesos)

Net sales: Net sales for this business segment increased P$81 million, to P$841 million in 2010 quarter from P$760 million in 2009 quarter, mainly as a result of the improvement in oil and gas average selling prices primarily attributable to the partial recovery in domestic prices and, to a lesser extent, the rise in the international reference prices. This effect was partially offset by a decrease in sales volumes of oil equivalent.

In 2010 quarter, daily sales volumes of oil equivalent decreased 16.3% to 84.2 thousand barrels from 100.7 thousand barrels, mainly due to lower gas production volumes in Argentina as a result of logistic problems caused by events at a third party’s gas treatment plant and reduced crude oil shipments. The above mentioned decline is attributable, to a lesser extent, to lower production volumes due to the natural decline of mature fields in Argentina, partially offset by higher production volumes derived from the investments made.

Crude oil sales increased 6.1% to P$627 million from P$591 million, due to the 31% improvement in average sales prices in line with international reference prices, partially offset by a 19% decline in sales volumes mainly attributable to reduced crude oil shipments in Argentina and Ecuador.

Gas sales rose 26.5% to P$196 million in 2010 quarter from P$155 million in 2009, mainly due to a 47% improvement in sales prices, partially offset by a 14.1% decline in sales volumes, basically as a consequence of the above mentioned logistic problems relating to production in Argentina.

Gross profit: Gross profit increased P$90 million, to P$280 million from P$190 million. The margin on sales rose to 33.3% in 2010 quarter from 25% in 2009 quarter. The improvement recorded in 2010 is primarily attributable to the mentioned increase in average sales prices for operations both in Argentina and abroad.

Administrative and selling expenses: Administrative and selling expenses totaled P$40 million in 2010 quarter and P$22 million in 2009 quarter.

Exploration expenses: Exploration expenses totaled P$65 million and P$28 million in 2010 and 2009 quarters, respectively. Expenses in 2010 quarter include P$45 million attributable to abandoned and non-productive well write-downs in Tibu, Colombia, and P$20 million attributable to geological and geophysical expenses in Argentina. Expenses in 2009 quarter are mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina.

Other operating expenses, net: Other operating expense, net accounted for P$41 million and P$50 million, respectively. Expenses for both quarters are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$31 million and P$26 million losses in 2010 and 2009 quarters, respectively.

Refining and Distribution

 Operating income: Operating income for the Refining and Distribution business segment totaled P$117 million and P$70 million in 2010 and 2009 quarters, respectively.

Operating income for this business segment is broken down as follows:

(in million pesos)

Net sales: Net sales of refined products increased P$546 million, to P$1,906 million from P$1,360 million in 2009 quarter, mainly as a result of a rise in international reference prices in the case of products aligned with those reference prices and the partial recovery in selling prices for diesel oil and gasoline in the domestic market.

In 2010 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 440.1 thousand cubic meters, 170.7 thousand cubic meters, 178 thousand cubic meters and 177.5 thousand cubic meters, respectively. In addition, sales of diesel oil and gasoline to other refining companies totaled 46.4 thousand cubic meters and 14.1 thousand cubic meters, respectively.

In 2009 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 353.1 thousand cubic meters, 166.8 thousand cubic meters, 125.3 thousand cubic meters and 240.3 thousand cubic meters, respectively. In addition, sales of diesel oil and gasoline to other refining companies totaled 71 thousand cubic meters and 35 thousand cubic meters, respectively.

Gross profit: Gross profit totaled P$242 million and P$172 million in 2010 and 2009 quarters, respectively. This improvement is mainly attributable to the partial increase in prices mentioned above. Gross margin was about 13% in both quarters.

Administrative and selling expenses: Administrative and selling expenses increased to P$129 million in 2010 quarter from P$113 million in 2009 quarter, mainly due to the rise in expenses and taxes as a result of increased sales and higher freight rates.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$55 million to P$124 million from P$69 million.

Operating income for this business segment is broken down as follows:

(in million pesos)

Net sales: Net sales increased P$217 million, to P$859 million in 2010 quarter from P$642 million in 2009 quarter (net of eliminations in the amount of P$25 million and P$6 million for styrenics operations between Argentina and Innova in 2010 and 2009 quarters, respectively), mainly due to a general improvement in sales prices in line with the recovery in international reference prices which were adversely affected in 2009 quarter by the global crisis started by the end of 2008.

Styrenics sales in Argentina increased P$120 million, to P$343 million in 2010 from P$223 million in 2009 quarter, primarily due to a 51.2% recovery in average sales prices. Sales volumes were similar in both quarters and totaled 51.7 thousand tons in 2010 quarter.

Styrenics sales in Brazil increased P$206 million, to P$541 million from P$335 million, mainly due to a 57.2% improvement in prices. Styrene and polystyrene sales volumes were similar in both quarters and totaled 69.6 thousand tons in 2010 quarter.

In the first quarter of 2010 the fertilizer business was discontinued. Such business accounted for sales revenues of P$90 million in 2009 quarter.

Gross profit: Gross profit increased P$50 million, to P$195 million in 2010 quarter from P$145 million in 2009 quarter, primarily as a consequence of the above mentioned improvement in sales prices. Gross margin was about 23% in both quarters.

Administrative and selling expenses: Administrative and selling expenses increased to P$104 million in 2010 quarter from P$91 million in 2009 quarter, mainly due to the rise in expenses and taxes as a result of increased sales of styrenics in Brazil, partially offset by lower expenses for the fertilizer business which was discontinued in the first quarter of 2010.

Other operating income, net: Other operating income, net accounted for P$33 million and P$15 million gains in 2010 and 2009 quarters, respectively, mainly attributable to income from Fundopem in Brazil.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment increased P$29 million, to P$83 million from P$54 million.

Operating income for this business segment is broken down as follows:

(in million pesos)

Electricity Generation

Operating income: Operating income for the electricity generation business increased P$39 million, to P$76 million in 2010 quarter from P$37 million.

Net sales: Net sales for electricity generation increased P$155 million to P$331 million, from P$176 million in 2009 quarter, due to the combined effect of higher sales volumes and improved average sales prices. Energy deliveries by Genelba Plus Power Plant which started commercial operations in August 2009 had a positive impact, with sales volumes totaling 220 GWh in 2010 quarter at an average sales price of P$318.2 per MWh, a price higher than average market price as it is additional energy within the framework of Energía Plus Program.

Net sales attributable to Genelba Power Plant increased P$40 million, to P$189 million from P$149 million, due to the combined effect of a 13.5% rise in energy sales and an 11.9% improvement in average sales prices to P$134.1 per MWh in 2010 quarter from P$119.9 per MWh in 2009 quarter. Sales volumes rose to 1,409 GWh in 2010 quarter from 1,242 GWh in 2009 quarter, as a result of  connection works at Genelba Plus Power Plant during 2009 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$31 million in 2010 quarter and P$27 million in 2009 quarter, mainly as a result of a 39.5% improvement in average sales prices to P$131.4 per MWh in 2010 quarter from P$94.2 per MWh in 2009 quarter, partially offset by a 17.5% decline in energy sales to 236 GWh in 2010 quarter compared to 286 GWh in 2009 quarter, as a consequence of the lower water supply in the Comahue basin together with lower generation volumes in order to preserve hydroelectric plants’ reserves.

Gross profit: Gross profit for the electricity generation business increased P$42 million, to P$80 million in 2010 quarter from P$38 million in 2009 quarter, basically due to improved prices and increased sales volumes. Gross margin on sales rose to 24.2% in 2010 from 21.6%.

Hydrocarbon Marketing and Transportation

Operating income: Operating income for the Hydrocarbon Marketing and Transportation business segment accounted for P$1 million and P$10 million gains in 2010 and 2009 quarters, respectively.

Net sales: Sales rose P$115 million, to P$307 million from P$192 million, mainly as a result of increased gas and liquid fuel sales revenues.

Gas sales rose P$73 million, to P$207 million from P$134 million, mainly due to a 55.1% improvement in average sales prices in line with higher prices for sales to power plants and for gas sales to residential users at subsidized prices. Sales volumes were similar in both quarters and amounted to 311 million cubic feet per day in 2010 quarter.

Liquid fuel sales increased P$44 million, to P$96 million from P$52 million, mainly due to an 83.4% rise in average sales prices attributable to the recovery in international prices which had been negatively impacted in 2009 quarter by the global crisis.

Gross profit: Gross profit totaled P$11 million in 2010 quarter and P$21 million in 2009 quarter.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The balance sheet information shown below as of June 30, 2008, 2007 and 2006 and the income statement and statement of cash flows information for the six-month periods ended June 30, 2007 and 2006 do not reflect the effects of the merger of Petrobras Energía Participaciones S.A into the Company.

STATISTICAL DATA

For the six-month period ended				
	06/30/2010	06/30/2009	06/30/2008	06/30/2007	06/30/2006
Crude oil sales (thousands of barrels)					
Argentina	6,898	7,133	7,363	9,106	8,915
Venezuela	-	-	-	-	3,823
Peru	-	762	1,559	2,398	2,328
Bolivia	87	105	125	250	196
Ecuador	344	619	2,098	2,179	1,999
Total	7,329	8,619	11,145	13,933	17,261
Natural gas sales (thousands of cubic feets)					
Argentina	50,849	57,281	48,581	49,106	46,045
Venezuela	-	-	-	-	1,642
Peru	-	509	1,272	1,666	1,761
Bolivia	2,274	2,683	3,202	6,665	6,388
Total	53,123	60,473	53,055	57,437	55,836
Petrochemicals sales (tons)					
Fertilizers	19,722	120,543	114,820	177,760	198,852
SBR	23,154	21,728	25,949	28,010	27,788
Styrene	116,513	100,408	106,683	98,951	89,460
Polystyrene	96,181	88,834	86,126	92,918	92,321
	255,570	331,513	333,578	397,639	408,421
Refining products sales (m3)					
Gasoline	383,635	391,006	595,603	496,423	430,763
Gas Oil	909,166	894,620	1,212,287	1,171,666	967,729
Fuel Oil / IFOs	328,658	274,156	449,923	391,485	323,087
Other derivered products	360,618	460,007	306,975	567,710	554,106
	1,982,077	2,019,789	2,564,788	2,627,284	2,275,685
Electricity generation (gwh)					
Energy produced	2,991	2,804	2,815	2,655	3,127
Contracted sales	1,409	1,185	1,201	1,237	1,056
Spot sales	2,195	1,936	1,865	1,663	2,309
Total sales	3,604	3,121	3,066	2,900	3,365

PROGRESS REGARDING COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION PLAN

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No. 26 of the FACPCE which adopts, for certain entities admitted to the public offering regime under Law No. 17,811, whether by reason of their capital stock or their corporate bonds, or of their having requested authorization to be admitted to the above referenced regime, the international financial reporting standards issued by the International Accounting Standards Board (IASB). The Company will be bound to apply such standards as from fiscal year beginning January 1, 2012.

On April 13, 2010, the Company’s Board of Directors approved the specific implementation plan for adoption of such accounting standards.

In compliance with the requirements of General Resolution No. 562/09, as amended, and after monitoring the specific implementation plan in connection with the IFRS, the Board did not become aware of circumstances requiring changes to the before mentioned plan or indicating deviation from the established goals and dates.

LISTED PRICE OF THE COMPANY’S SHARES

Outlook

In 2010, the Company’s strategy is to maintain its investment plans and continue to manage businesses to restore profitability, optimizing the use of working capital and efficiently managing its operations.

In the Oil and Gas Exploration and Production business, our challenge is to consolidate our portfolio with the aim of increasing reserves and production. To such effect, we will develop current plans and seek new opportunities by prioritizing Exploration as a vehicle for long-term growth.

In the Refining and Distribution business segment, we are planning to make investments that allow us to meet quality specifications set by law for the next years, as well as to incorporate biofuels in our gasolines and diesel oil. We will focus on the search for profitable operations and keep Petrobras brand as a synonym for service, quality and technology.

In the Petrochemicals business segment, we will seek to maintain and consolidate our position in the styrenics market.

In the Gas and Energy business, we will continue working to ensure self-supply and at the same time find profitable marketing alternatives.

One of the main pillars on which the Company’s strategy is built is maintaining the financial balance so that cash generated from operations allow us to meet the obligations assumed and materialize our investment projects.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2010 AND  DECEMBER 31, 2009

(Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

 (Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Stated in millions of Argentine pesos)

2010	2009
Cash provided by (used in) operations:		
Net income	383	764
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest	18	19
Equity in earnings of affiliates	(52)	(39)
Financial income and holding gains, net	125	144
Depreciation of property, plant and equipment	646	687
Abandoned and non-productive well write-downs	50	152
Impairment of assets held for sale in Argentina	209	-
Gain from the sale of the fertilizer business	(34)	-
Income tax	100	690
Income tax paid	(101)	(16)
Accrued interest	234	276
Sale of equity interest in companies(Note 8.II)	-	(1,591)
Other	(7)	11
Changes in assets and liabilities:		
Trade receivables	33	205
Other receivables	15	4
Inventories	(288)	347
Other assets	(11)	(1)
Accounts payable	69	(419)
Payroll and social security taxes	(42)	(146)
Taxes payable	(143)	(279)
Other liabilities	85	212
Dividends collected (Note 7.c)	184	60
Interest paid	(208)	(255)
Net cash provided by operations	1,265	825
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(565)	(946)
Sale of property, plant and equipment, interests in companies and oil and gas areas	313	607
Net (increase) decrease in investments other than cash and cash equivalents	(14)	6
Net cash used in investing activities	(266)	(333)
Cash provided by (used in) financing activities:		
Net (decrease) increase in short term debt	(294)	257
Increase in long-term debt	65	-
Payment of debt with original long-term maturity	-	(674)
Cash dividends paid	(8)	(7)
Net cash used in financing activities	(237)	(424)
Effect of exchange rate change on cash	43	111
Increase in cash	805	179
Cash and cash equivalents at the beginning of the year (a)	1,552	1,476
Cash and cash equivalents at the end of the period (a) (See Note 15.f)	2,357	1,655

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A.,

SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts stated in millions of Argentine pesos)

1. Business of the Company

a) The Company operations

Petrobras Argentina S.A. (hereinafter “Petrobras Argentina” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Venezuela, México and Colombia.

b) Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía S.A..(“Petrobras Energía”) and of Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones” or “PEPSA”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía’s Board of Directors took over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131, of the Argentine Securities Commission (CNV) and with its corresponding registration to the Superintendency of Legal Entities.

As a result of this corporate reorganization, each shareholder of Petrobras Energía Participaciones received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones.

Following this exchange, Petrobras Energía’s capital stock increased by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding was cancelled, respecting the principle of equality among shareholders.

Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which Petrobras Energía Participaciones’ shares were subject.

The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.

According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented. Considering that the effective date of the merger is January 1, 2009, total shareholders’ equity and net income for the previous year shown for comparative purposes do not change as a result of the merger.  For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest.

c) Change of corporate name

The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A.

On July 19, 2010 the CNV notified the Company of the registration of the change of its corporate name with the Superintendency of legal entities.

2. Basis of presentation

Petrobras Argentina’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Argentina has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of June 30, 2010 and December 31, 2009 under the joint control of Petrobras Argentina are Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“Ciesa”). During the six-month period ended June 30, 2009 the Company exercised joint control in Distrilec, Ciesa and Petrobras de Valores Internacional de España S.L. (PVIE). Regarding PVIE see Note 8.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 21.e).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

- Assets and liabilities stated at current value are converted at the closing exchange rate.

- Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using the closing exchange rate.

- Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.p).

c) Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of June 30, 2010 and 2009 and December 31, 2009 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

f) New accounting standards

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No.26 of the FACPCE which mandates, for certain entities admitted to the public offering regime under Law No. 17,811, of to their capital stock or their corporate bonds, among other, the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company should apply such standards as from the fiscal year beginning on January 1, 2012. On April 13, 2010 the Company’s Management approved an implementation plan for the adoption of such accounting standards.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of these consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.c).

b) Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables, if applicable, is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

c) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

d) Investments:

Certificates of deposit and loans granted to affiliates: at nominal value plus accrued interest at each balance sheet date, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of June 30, 2010 and 2009 and December 31, 2009 or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods to those of the Company, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise control, joint control or significant influence: at acquisition cost restated according to Note 2.c).

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

 f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

g) Other assets:

Other current assets as of June 30, 2010 include property, plant and equipment related to the sale of the San Lorenzo’s refinery and other assets of the refining and distribution business, which are classified as assets held for sale (See Note 8.III) and, consequently, valued at their net realizable value (NRV).

Other current assets as of December 31, 2009 include property, plant and equipment related to the sale of the fertilizers business, which had been classified as assets held for sale (See Note 8.I) and, consequently, valued at their NRV.

h) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board, which was codified into FASB Accounting Standards Codification (“ASC”) 932, “Extractive Activities – Oil and Gas”. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2009, was audited by DeGolyer and MacNaughton, International Technical Consultants. The technical revision covered approximately 70% of the Company’s estimated reserves.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

i) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

j) Income tax and minimum presumed income tax

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at year end in Argentina, Venezuela, Brasil, Ecuador, Bolivia, Austria, Colombia and España are 35%, 50%, 34%, 25%, 25%, 25%, 33% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 36.25%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the six-month periods ended June 30, 2010 and 2009, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

k) Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

l) Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

m)Labor costs liabilities:

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

n) Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at current value at closing date, based on the best estimate of the expenditure required to settle the obligation. The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the reserve if they may be reasonably estimable. The company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

o) Basic/diluted earnings per share:

Earnings per share for the six-month periods ended June 30, 2010 and 2009 were calculated on the basis of shares outstanding during each period. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

p) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. These shares will be sold within the term and pursuant to the conditions provided for under Section No. 220 of the Law No. 19.550 (Law of Business Association).

Those shares are deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33 and a listed price of 20.

The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment and its corresponding tax effect.

q) Revenue recognition:

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of June 30, 2010 and December 31, 2009 gas imbalance liabilities were 7 and 6, respectively, attributable to 112 and 118 million cubic meters, respectively.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

r) Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

s) Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expenses) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent of the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).

During the six-month periods ended June 30, 2010 and 2009, the transactions with derivative financial instruments did not imply the recognition of significant results during the periods then ended. As of June 30, 2010 and December 31, 2009, the Company does not maintain positions in derivative financial instruments.

5. Oil and gas areas and participation in joint ventures

As of June 30, 2010, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.f). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.g).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú (Note 8.II) are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, Borde del Limay, Vértices y Malvinas, as of June 30, 2010, the Company maintains investment commitments for approximately US$ 29 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

Changes in oil and gas areas and participation in joint ventures

During the second quarter of 2010, the results of the evaluation of the potential of the Tibu field located in the Catatumbo basin in Colombia were unsuccessful. For such reason, the Tibu Consortium, of which Petrobras Argentina is a member, officially announced to the Colombian authorities its decision to suspend operations and restore the area, which was the Company’s only asset in Colombia.

Consequently, in the six-month period ended June 30, 2010 the Company wrote off 45 of capitalized costs relating to exploratory wells, and this expense was included in Exploration expenses.

During 2009, the Company was granted the concession of three new blocks in the Neuquina basin: Río Atuel, Los Vértices and Borde del Limay.

Operations in Ecuador

In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State receives 70% of the revenues when prices exceed the base price of US$ 45.43 per barrel.

Amendatory Agreements relating to Block 18 Participation Agreement

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements, which govern the operation of Block 18 and Palo Azul, during the period in which negotiations are conducted to determine a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively.

Amendment to Ecuador’s Hydrocarbons Law

On July 26, 2010, the amendment to the Hydrocarbons Law in force was approved  by operation of law, such amendment provides for, among other things, as from the day after publication, the obligation to migrate to a new contractual type before November 24, 2010. As of the date of these financial statements, the Ecuadorian government has not taken any action regarding the application of the above mentioned law.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of June 30, 2010 such rate amounted to US$ 2.27 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 15.d).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves. For the purpose of mitigating the excess capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an “Agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its  crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012. Lastly, 40% of the net contractual obligation was assumed by Teikoku Oil Ecuador, as consideration for the assignment agreement of the 40% equity interest in Block 18 and Palo Azul.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2009 the Company issued letters of credit for a total amount of about
US$ 93 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments in the country’s economy, which particularly focused on the hydrocarbons industry.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of June 30, 2010 and December 31, 2009 the Company maintains allowances for impairment of 148 and 195, respectively. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Petrobras Argentina, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b) CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Tariff situation of the public utility companies

- General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2009, the Law No. 26,563 was issued, which extended the public works and services renegotiation term to December 2011.

- TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

In December 2009, the Argentine Executive Branch issued Decree No.1,918/09 ratifying the provisional agreement.  In July 2010, TGS was allowed to read ENARGAS’s record and took notice of the existence and contents of a report jointly prepared by the Performance and Economy Department and the Legal Affairs Department. This report, which was submitted to ENARGAS’s “interventor”, states that the members of the team made up with representatives from both departments deemed it appropriate to instruct TGS to retroactively invoice the tariff increase corresponding to direct customers in 55 monthly, equal, consecutive and non interest-bearing installments, after publication of the tariff schedule. In the case of distribution companies, TGS shall invoice and collect the retroactive tariff increase in the same number of installments these companies invoice their clients. In addition, the record includes a notice whereby, and under the terms of Resolution No. 2.000/2005 issued by the MPFIPyS, the ENARGAS submits the facts and the tariff project to the Undersecretary for Management Coordination and Control, within the scope of the MPFIPyS. In respect of this tariff increase, as of June 30, 2010 TGS has recognized trade accounts receivable at a discounted value of 122.

As of the date of these financial statements, TGS’s Management was evaluating the course of action to be undertaken in order to request ENARGAS to publish the tariff schedule and preserve TGS’s rights.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.

In early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.

- Edesur

Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 - December 31, 2009 period for residential users with bimonthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National State to users involved of 100% of the tariff increase provided under ENRE Resolution N° 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.

On November 2, 2009 Edesur was given notice of a claim entitled “Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria c/E.N. – Secretaría de Energía de la Nación – ENRE – s/Proceso de conocimiento” filed by two consumer associations: Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria and Unión de Usuarios y Consumidores, against the National Government, the ENRE, Edesur, Edelap S.A. and Edenor S.A.

The purpose of the claim is: a) to declare invalid and unconstitutional all recent resolutions concerning tariffs and, consequently, to request the return of the amounts invoiced under such resolutions; b) to impose on all defendants the obligation to perform the Overall Tariff Review; c) to declare invalid and unconstitutional the resolutions issued by the Secretary of Energy under which the interim period provided under the Memorandum of Agreement is extended; d) to order defendants to sell, under international public tender, its class “A” shares since plaintiffs consider the first period of the Concession Agreement has already ended; e) to declare invalid and unconstitutional any resolutions or any other administrative acts amending contractual renegotiations; f) to declare invalid and unconstitutional ENRE’s Resolutions No. 466/2007 and 467/2007 under which the concession periods provided for under the Concession Agreement are extended, and g) on a subsidiary basis, if the main claim is dismissed, to order defendants to invoice all users on a bimonthly basis.

In addition, plaintiffs request the Court: (i) to issue a provisional remedy ordering suspension of the tariff increases provided for under the resolutions disputed by the plaintiffs; (ii) on a subsidiary basis, to partially suspend the application of the foregoing resolutions; and (iii) also on a subsidiary basis, to issue a provisional remedy determining the enforcement authority to refrain from stating new increases beyond the framework of the Overall Tariff Review process.

Regarding plaintiffs’ request to the Court to issue a provisional remedy, the Judge deemed it convenient to give written notice in such respect to the ENRE and the Secretary of Energy before making a decision on such request. Both authorities answered to the request for information. As of the date of these financial statements, the Court has not issued a decision in such respect.

Edesur answered the complaint and rejected the plaintiffs’ claim on the grounds that it was inadmissible within the terms provided for to such effect. As of the date of these financial statements, proceedings are in a stage following the answer to the complaint.

III. Investments in Mixed Companies in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.

As of June 30, 2010 and December 31, 2009 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,639 and 2,880, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As of June 30, 2010 and December 31, 2009 the Company maintains allowances for impairment on these investments of 748 and 723, respectively (Note 12).

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded a reserve for the full amount of the credit. As of June 30, 2010 and December 31, 2009 the Company maintains allowances for impairment on this asset of 347 and 336, respectively (Note 12).

8. Discontinued operations and assets held for sale

I. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

Considering such situation, as of December 31, 2009, property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale” (see Note 4.g) and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47.

Accordingly, in the six-month period ended June 30, 2010, the Company recognized a gain of 34 included in Other (expenses) income, net (Note 15.e).

II. Petrobras de Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.

The agreed upon price was US$ 423.3 million and also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008.

The Company estimates to conclude the negotiation during the second half of 2010.

In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, in the second quarter of 2009, the Company recognized a pretax gain of 1,591 included in Other (expenses) income, net (Note 15.e) and the related reversal of deferred income in the amount of 29.

As of June 30, 2010 the outstanding amount under the transaction amounted to US$448 million, of which US$359 million was collected in July 2010.

III) San Lorenzo Refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of its refining business in San Lorenzo, Province of Santa Fe, including the loading and unloading facilities and the gas stations network composed of 360 points of sale and the related clients. The price offered for the mentioned assets was approximately US$36 million. In addition, on the closing date, oil inventories and related products will be sold to Oil Combustibles S.A. in the amount of approximately US$74 million. The total amount of the transaction is estimated at US$110 million. The estimated term for the closing of the sale is 90 days and is subject to administrative authorizations required under the applicable Argentinean law.

As of June 30, 2010 the related assets have been classified as “Assets held for sale” (see Note 4.g) and, consequently, measured at their net realizable value. Therefore, in the six-month period ended June 30, 2010, the Company recognized a loss of 209 included in Other (expenses) income, net (Note 15.e).

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the six-month periods ended June 30, 2010 and 2009, as required by the accounting standards regarding disclosure of discontinued operations:

9. Financing

The detail of the financial debt as of June 30, 2010 and December 31, 2009, is as follows:

 Detail of long-term debt

Long-term debt as of June 30, 2010 is made up as follows:

Maturities of long-term debt as of June 30, 2010, are as follows:

I. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of June 30, 2010 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:

* Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate,  which was paid at maturity in July 2010.

* Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

* Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

* Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Argentina held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of
US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses

Outstanding bonds and financial debt include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of outstanding bonds or the creditor financial, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

III. Edesur indebtedness

Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of June 30, 2010, only Class 7 is outstanding under such global program for a face value of 132, at an annual interest rate of 11.75%. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

IV . CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 7.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, Petrobras Argentina and Enron Pipeline Company Argentina S.A., a subsidiary of Enron Corp.  (”EPCA”), the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the Argentine Gas Regulatory Agency (ENARGAS) and the Argentine anti-trust authorities.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in conection with th Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice.  The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.

On February 4, 2009, AEI filed a bankruptcy petition against CIESA before the Courts of the Republic of Argentina for the amount of US$ 127 million, seeking recovery of an alleged claim relating to the Corporate Bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.

By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI´s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA.

In April 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised.

On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of the debt securities issued by the Company, which, in the opinion of AEI, CIESA must pay including interest accrued. CIESA is preparing the answer to AEI´s filing in defense of its interests.

CIESA is evaluating the course of action to undertake. CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.

V. TGS indebtedness

TGS maintains an outstanding global bond program, maturing on May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.

As of June 30, 2010, bonds under the global program, with a face value of US$ 381 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with certain covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

10. Contributions to finance works in the energy sector in Argentina

I. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution S.E. No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in the wholesale electricity market (WEM) for increasing the supply of electrical power generation in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Argentina contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other WEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to freely dispose of the remaining 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode, starting to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libor rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode mentioned above.

As of December 31, 2009 the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

II. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, Petrobras Argentina underwritten bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange Temporary Debt Securities denominated in Argentine pesos (“VRD Obra-4 Provisorios”) that bear interest at an annual nominal rate of 15%. Twelve months after the first issuance date, such bonds will be exchanged for securities called “VRD Obra-4 Definitivos” that will bear interest at a rate equivalent to the Reference Stabilization Coefficient (CER) plus an annual nominal rate of 8%, of a nominal value equivalent to the principal of “VRD Obra-4 Provisorios” plus interest accrued until the exchange date. The principal of “VRD Obra-4 Definitivos” will be amortized in 30 quarterly installments, the first installment maturing 9 months after the issuance date.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 337 are included in the non-current “Other receivables” line and 1,187 in the non-current “Taxes payable” line.

(2) 290 are included in the non-current “Other receivables” line and 1,443 in the non-current “Taxes payable” line.

(3) Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. The change in the period includes 4 for the revaluation of the valuation allowance on foreign asset differences charged to Deferred income (Note 12).

(4) The change in the period includes an increase of 36 attributable to the revaluation of deferred tax liabilities in foreign affiliates and investments recorded in the “Deferred income” account.

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follow:

Tax losses carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1) Recorded in “Financial income (expenses) and holding gains (losses)”

(2) It includes 4 recorded in “Deferred income” and 5 recorded in “Income Tax” (Note 11)

(3) Recorded in “Deferred income”

(4) Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(5) It includes 28 recorded in “Cost of sales” and 14 recorded in “Financial income (expenses) and holding gains    (losses)”.

(6) Used during the period

(7) It includes 4 recorded in “Cost of sales” and 17 recorded in “Other operating expenses, net” (Note 15.d)

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

b) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable to oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13. Warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of June 30, 2010 and December 31, 2009, which are not disclosed in the remaining notes, amount to 14 and 15, respectively.

Innova S.A. has agreements with certain financial institutions whereby it may request cash advances with recourse on accounts receivable from clients that comply with a certain credit status for a maximum amount of approximately US$ 38,5 million. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of June 30, 2010, amounts advanced totaled US$ 21 million.

14. Capital stock

As of June 30, 2010, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.b).

Changes in capital stock in the last three years:

15. Other receivables, inventories, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the     Brazilian state of Rio Grande do Sul provides to companies located there.

16. Social benefits and other payroll benefits

a) Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the six-month periods ended June 30, 2010 and 2009, Petrobras Argentina recorded losses of 5 and 5, respectively, attributable to such benefit.

b) Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27th, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of June 30, 2010 and December 31, 2009 the most relevant actuarial information on the defined-benefits pension plans are as follows:

17. Balances and transactions with related companies

Outstanding balances with related parties as of June 30, 2010 and December 31, 2009 are as follows:

Main transactions with affiliates for the six-month periods ended June 30, 2010 and 2009 are as follows:

17. Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company’s operations in Refinería San Lorenzo (Note 8.III) and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c) Petrochemicals, comprising the Company’s own fertilizers (Note 8.I) and styrenics operations developed in Argentina and Brasil.

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A. and Enecor S.A.

e) Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

The following information shows total assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

19. Controlling Group

Petrobras Participaciones S.L. is the parent company of Petrobras Argentina, with an ownership interest of 67.2% (Note 1.b). Petrobras Participaciones S.L. is a subsidiary by Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”).

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

20. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2010, or the results of its operations for the six-month period then ended.

21. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Cost of sales.

c) Foreign currency assets and liabilities.

d) Detail of expenses.

e) Information about ownership in subsidiaries and affiliates.

f) Oil and gas areas and participation in joint-ventures.

g) Combined joint-ventures and consortium assets, liabilities and statements of income.

a) Property, plant and equipment as of June 30, 2010

(Stated in millions of Argentine Pesos)

b) Cost of sales for the six-month periods ended June 30, 2010 and 2009

(Stated in millions of Argentine Pesos)

c) Foreign currency assets and liabilities as of June 30, 2010 and December 31, 2009

(Stated in millions of Argentine Pesos)

US$

Millions of United States Dollars

Rs

Millions of Reales

Bol

Millions of Bolivian pesos

EU

Millions of Euros

BS

Millions of Bolívares

b) Detail of expenses for the six-month periods ended June 30, 2010 and 2009

 (Stated in millions of Argentine Pesos)

Accounts	2009	2010			
	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	465	497	232	265	-
Other benefits to personnel	73	68	23	45	-
Taxes, charges and contributions	129	196	15	181	-
Fees and professional advisory	51	37	4	33	-
Depreciation of property, plant and equipment (Note 21.a)	687	646	609	37	-
Oil and gas royalties	220	255	255	-	-
Spare parts and repairs	142	168	153	15	-
Geological and geophysical expenses	25	22	-	-	22
Abandoned and non-productive well write-downs	152	50	-	-	50
Transportation and freights	196	226	73	153	-
Construction contracts and other services	420	487	394	93	-
Fuel, gas, energy and other	36	32	26	6	-
Other operating costs and consumptions	80	103	77	25	1
Expense reimbursements	(57)	(51)	(12)	(39)	-
Total 2010		2,736	1,849	814	73
Total 2009	2,619		1,694	746	179

c) Information about ownership in subsidiaries and affiliates as of  June 30, 2010

f) Oil and gas areas and participation in joint-ventures as of June 30, 2010

NAME	LOCATION	WORKING INTEREST	OPERADOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Rio Negro	100.00%	Petrobras Argentina	2016
Jagüel de los Machos	La Pampa and Rio Negro	100.00%	Petrobras Argentina	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Argentina	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2025
Santa Cruz II	Santa Cruz	100.00%	Petrobras Argentina	2017 / 2028
Rio Neuquén	Neuquén and Rio Negro	100.00%	Petrobras Argentina	2017 / 2027
Entre Lomas	Neuquén and Rio Negro	17.90%	Petrolera Entre Lomas	2025
Aguada de la Arena	Neuquén	80.00%	Petrobras Argentina	2036
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Argentina	2027
Santa Cruz I	Santa Cruz	71.00%	Petrobras Argentina	2017 / 2035
Sierra Chata	Neuquén	45.56%	Petrobras Argentina	2023
El Mangrullo	Neuquén	100.00%	Petrobras Argentina	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera - Puesto Quiroga	Chubut	35.67%	Tecpetrol	2017
El Tordillo	Chubut	35.67%	Tecpetrol	2017
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Argentina	2034
Gobernador Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Rio Negro	17.90%	Petrolera Entre Lomas	2013
Charco del Palenque	Rio Negro	17.90%	Petrolera Entre Lomas	2038
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Argentina	2029
Oritupano - Leona	Venezuela	22.00%	PDVSA	2025
Acema	Venezuela	31.36%	PDVSA	2025
La Concepción	Venezuela	36.00%	PDVSA	2025
Mata	Venezuela	34.49%	PDVSA	2025
Bloque 18	Ecuador	30.00%	Ecuadortlc	2022
Exploration				
Argentina				
Glencross	Santa Cruz	87.00%	Petrobras Argentina	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Argentina	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Argentina	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Argentina	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Parva Negra	Neuquén	100.00%	Petrobras Argentina	(1)
Cerro Manrique	Rio Negro	50.00%	Petrobras Argentina	(2)
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Argentina	2033
Enarsa 1 (E1)	Plataforma Continental Arge	25.00%	YPF	2020
Enarsa 3 (E3)	Plataforma Continental Arge	35.00%	Petrobras Argentina	2020
Chirete	Salta	100.00%	Petrobras Argentina	2013
Hickmann	Salta	50.00%	Tecpetrol	2015
Rio Colorado	Salta	30.00%	Tecpetrol	2013
Rio Atuel (3)	Mendoza	33.33%	Tecpetrol	2015
Bloque CAA 40	Plataforma Continental Arge	33.00%	YPF	2011
Bloque CAA 46	Plataforma Continental Arge	33.00%	YPF	2011
Borde del Limay (3)	Neuquén	85.00%	Petrobras Argentina	2013
Los Vértices (3)	Neuquén	85.00%	Petrobras Argentina	2013

(1) The granting of the concession is in progress and the term will be 25 years from such granting.
(2) The granting of the exploration concession has not been yet obtained
(3) See Note 5 - Changes in oil and gas areas and participation in joint ventures.

g) Combined joint-ventures and consortium assets and liabilities as of June 30, 2010 and December 31, 2009

(Stated in millions of Argentine Pesos)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A. (formerly Petrobras Energía S.A.)
Maipú 1, 22nd floor
Buenos Aires
Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Argentina S.A. (“the Company” an Argentine Corporation) and its subsidiaries and jointly controlled entities as of June 30, 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, and notes 1 to 21. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. A review is substantially less in scope than an audit of financial statements, of which the objective is to express an opinion on the consolidated financial statements taken as a whole. Therefore, we do not express such an opinion.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States of America. The effects of these differences have not been quantified by the Company.

5. As described in note 7 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license (which is in process) and the devaluation of the peso. Additionally, CIESA has suspended the payment of its financial debts, and the debt restructuring agreement entered into in September 2005 expired on December 31, 2008.  In January 2009, the financial creditor that claims to be the sole holder of corporate bonds in the amount of US$ 127,000,000 informed its decision of terminating the debt restructuring agreement. Following this notification, CIESA brought several actions before the courts of New York State, United States of America, in order for these courts –among other objectives– to sustain that any corporate bond related claim against CIESA was time-barred because the statute of limitation pertaining to any such claim had expired. In turn, the referred creditor filed actions against CIESA in Argentine courts, which were ultimately dismissed by the appellate court. In April 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby CIESA’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. In May 2010 CIESA was notified of the creditor’s filing whereby it rejected CIESA’s claims and demanded payment of the debt under dispute. CIESA is currently preparing its response. Additionally, the foregoing situation in connection with TGS gives rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in its subsidiary TGS.

The financial statements of CIESA as of June 30, 2010, used by Petrobras Argentina S.A. to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of Petrobras Argentina S.A. as of June 30, 2010 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA, incorporated by the proportional consolidation method in the consolidated financial statements of Petrobras Argentina S.A., represent approximately 12% and 6% of the related total consolidated amounts as of June 30, 2010 and for the six-month period then ended.

6. The Company estimated the recoverable value as of June 30, 2010 of its direct and indirect investments in: (i) the mixed companies Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operating specific hydrocarbon areas in Venezuela), and of other receivables that could be used to pay for acquisition bonds related to any new project of a mixed company to develop oil exploration and production activities, or to acquire licenses to carry out gas exploration and production operations in Venezuela and (ii) its assets in Ecuador, as respectively described under the headings “Investments in mixed companies in Venezuela” and “Operations in Ecuador” in notes 7 and 5 to the consolidated financial statements.

The recoverable value of such assets in Venezuela and Ecuador was estimated by the Company on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

7. Based on our review, subject to the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the uncertainties mentioned in paragraphs 5 and 6 been known, we have not become aware of any other significant modification to be made to the financial statements of Petrobras Argentina S.A. referred to in paragraph 1 for them to be presented in accordance with the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina.

8. On February 9, 2010, we issued an audit report in which we expressed an opinion on the consolidated financial statements of the Company for the year ended December 31, 2009, which are presented for comparative purposes.

Our audit report contained: (a) a qualification related to a scope limitation because we were unable to obtain audited financial statements as of December 31, 2009 nor were we able to examine as of the date of our report other evidence supporting the carrying value of the Company’s investment in the mixed companies referred to in paragraph 6, or the Company’s equity in the earnings of such companies, and (b) qualifications regarding the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the following uncertainties been known: (i) the situations described in paragraph 5 for CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of assets in Venezuela and Ecuador mentioned in paragraph 6.

Subsequent to the issuance of our audit report, we were able to satisfy ourselves through other audit procedures as to the carrying value of the investment in the mixed companies and the Company’s equity in the earnings of such companies as of December 31, 2009 and for the year then ended, and no significant modifications were required to the amounts originally incorporated in the consolidated financial statements of the Company as of December 31, 2009.

9. Additionally, on August 4, 2009, we issued a review report on the consolidated financial statements of the Company as of June 30, 2009 and for the six-month period then ended, presented for comparative purposes.

10. Our review report included observations relating to the uncertainties as to: (a) the situations described in paragraph 5 with respect to CIESA and TGS, and (b) the materialization of certain assumptions used by the Company to determine the recoverable value of the assets in Venezuela and Ecuador referred to in paragraph 6.

Buenos Aires (Argentina), August 3, 2010

SIBILLE

Gabriel E. Soifer

Partner

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 18/10/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney